

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

James Lim Eng Hock
Chief Executive Officer
Multi Ways Holdings Limited
3E Gul Circle
Singapore 629633

> **Re: Multi Ways Holdings Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 23, 2022**
> **CIK No. 0001941500**

Dear James Lim Eng Hock:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted November 23, 2022

Report of Independent Registered Public Accounting Firm, page F-25

1. We note your response to comment 2 and your statement that the audit report date in the initial filing "was incorrect due to clerical error." Considering the initial filing was submitted on August 26, 2022, an audit report dated October 21, 2022 would not have been possible. Accordingly, please clarify why the audit report date changed between filings and tell us how your audit report date complies with PCAOB Auditing Standard 3110. In doing so, tell us if the financial statements included in any prior filings were submitted prior to audit completion.

       You may contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye